                                                                    Exhibit 99.1


[VIVENDI UNIVERSAL LOGO]


                      VIVENDI UNIVERSAL REPORTS RESULTS FOR
                      THIRD QUARTER AND NINE MONTHS OF 2002


           THIRD QUARTER                             NINE MONTH PERIOD
           -------------                             -----------------

- STABLE REVENUES OF E14.6 BILLION.         - REVENUES OF E44.5 BILLION UP 9%
  EXCLUDING VIVENDI ENVIRONNEMENT,            FROM THE COMPARATIVE 2001 PERIOD.
  REVENUES E7.4 BILLION, UP 1%                REVENUES OF E22.4 BILLION FOR
  COMPARED TO THE SAME PERIOD LAST            VIVENDI UNIVERSAL, EXCLUDING
  YEAR, ON A PRO FORMA(1) BASIS,              VIVENDI ENVIRONNEMENT, ON A PRO
  REVENUES WERE DOWN 4%.                      FORMA(1) BASIS, REVENUE GROWTH WAS
                                              5%.

- OPERATING INCOME ACTUAL: E1,205           - OPERATING INCOME ACTUAL: E3,495
  MILLION, UP 25%; UP 44% EXCLUDING           MILLION, UP 22%; UP 41% EXCLUDING
  VIVENDI ENVIRONNEMENT (VE)                  VIVENDI ENVIRONNEMENT (VE)

- OPERATING INCOME PRO FORMA(1):            - OPERATING INCOME PRO FORMA(1):
  E1,232 MILLION, UP 7%;UP 14%                E3,611 MILLION, UP 10%; UP 15%
  EXCLUDING VE                                EXCLUDING VE

- OPERATING INCOME PRO FORMA(1)             - OPERATING INCOME PRO FORMA(1)
  GROWTH ON A CONSTANT CURRENCY               GROWTH ON A CONSTANT CURRENCY
  BASIS: UP 13%; UP 18% EXCLUDING VE          BASIS: UP 11%;UP 17% EXCLUDING VE

- REPORTED EPS (EARNINGS PER SHARE)         - REPORTED EPS OF (E12.45) VERSUS
  OF (E1.13) VERSUS PRIOR-YEAR PERIOD         PRIOR-YEAR PERIOD OF (E0.89). EPS
  OF (E0.92). EPS BEFORE GOODWILL             BEFORE GOODWILL AMORTIZATION AND
  AMORTIZATION AND NON-RECURRING              NON-RECURRING ITEMS OF (E0.26)
  ITEMS OF (E0.20) VERSUS THE PRIOR           VERSUS E0.00 IN THE FIRST NINE
  YEAR PERIOD OF (E0.28).                     MONTHS OF 2001.


(1) The pro forma information illustrates the effect of the acquisitions of the entertainment assets of USA Networks, Inc., Maroc Telecom, Houghton Mifflin and MP3.com and the divestiture of VUP's (Vivendi Universal Publishing) Business-to-Business and Health divisions, as if these transactions had occurred at the beginning of 2001. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal's businesses with the actual results reported by each of the acquired or divested businesses in each year presented. Additionally, the results of Universal Studios international television networks are now reported by CANAL+ Group. This reclassification has no impact on the total results of Vivendi Universal. The pro forma results are not necessarily indicative of the combined results that would have occurred had the transactions actually occurred at the beginning of 2001

PARIS, NOVEMBER 26, 2002 - Vivendi Universal [PARIS BOURSE: EX FP; NYSE: V] today announced that for the third quarter ended September 30, 2002, the company generated operating income of E1,205 million, up 25% (E848 million, excluding Vivendi Environnement, up 44%). On a pro forma basis, operating income was up 7% (up 14% excluding Vivendi Environnement).

For the first nine months of 2002, the company reported operating income of E3,495 million, up 22% (E2,127 million excluding Vivendi Environnement, up 41%). On a pro forma basis, operating income growth was 10% (15% excluding Vivendi Environnement).

Chairman and Chief Executive Jean-Rene Fourtou said, "In late September, I announced that my main objectives would be to reduce debt, improve the profitability of the company's core business units and focus on Vivendi Universal's long-term strategy as a media and entertainment company. I am pleased to report that we have made progress on all three fronts. We have made significant progress on our asset disposal program and the announced plan for the sale of the shares Vivendi Universal currently holds in Vivendi Environnement. We remain confident that we will have sold assets worth approximately E7 billion by year-end 2002. Additionally, we have been successful in floating E1 billion of notes, mandatorily redeemable for Vivendi Universal shares outside the United States, and we are in the process of finalizing a credit facility that will give the company even greater financial flexibility. The company remains totally committed to creating value for all our shareholders by performing and executing the strategies we have articulated."

                           PROFORMA OPERATING RESULTS

                              THIRD QUARTER RESULTS

- Consolidated revenue: Total for Vivendi Universal were down 2% to E14,551 million on a pro forma basis, and down 4% excluding Vivendi Environnement versus the prior comparable period in 2001, and up 2% on a constant currency basis

- Consolidated operating income: Total company results were up 7% to E1,232 million on a pro forma basis; up 14%, excluding Vivendi Environnement versus the prior comparable period in 2001, and up 13% on a pro forma and constant currency basis.

                               NINE MONTH RESULTS

- Consolidated revenue: Total consolidated revenue for Vivendi Universal was up 5% on a pro forma basis to E44,700 million; up 5% excluding Vivendi Environnement for the prior comparable period in 2001.

- Consolidated operating income: Results for the company were up 10% on a pro forma basis to E3,611 million, up 15% excluding Vivendi Environnement versus the comparable period in 2001.

- Impact of euro/dollar exchange rate on operating results: excluding the effects of foreign exchange ("FX") the company's nine month results on a pro forma basis were up 11%.

                          THIRD QUARTER AND NINE MONTH
                          2002 BUSINESS UNIT HIGHLIGHTS

               REVENUE RESULTS FOR BUSINESSES OWNED MORE THAN 50%

MUSIC: For the third quarter, Universal Music Group's (UMG's) revenues were down 9% to E1.3 billion, reflecting primarily the strength of the euro against the U.S. dollar. On a constant currency basis revenues were down 2%. Sales of recorded music increased slightly in constant currency terms but were offset by higher provisions for returns and lower manufacturing revenue. Best sellers in the period included new releases from Bon Jovi, Eve and India Arie and a Spanish language release from Enrique Iglesias. UMG increased its global market share in a difficult period for the music industry. The U.S. saw an industry decline of 12.4% in the quarter as measured by SoundScan while UMG's share of current albums increased to an unprecedented 31.4%. Operating income was 89% below last year, primarily due to higher provisions for returns and increased A&R (artists and repertoire) costs.

For the nine month period, revenues of E4.2 billion were 5% below last year's comparable period, and 3% on a constant currency basis. Best sellers to September included Eminem, whose album The Eminem Show is the best selling album in the world year to date, Nelly and the debut release from Ashanti. Operating income was 51% below last year. This reflected the decline in sales, lower margins in the product mix and higher provisions for returns and A&R costs, which were offset by lower marketing expenses and other income including the sale of UMG's interest in MTV Asia to Viacom and the sale of real estate and other investments.

VIVENDI UNIVERSAL PUBLISHING (VUP): Vivendi Universal Publishing (VUP) reported third quarter revenue of E1.2 billion, essentially flat year-on-year on a pro forma basis and a 5% growth year-to-date, on a pro forma basis (excluding B-to-B and Health divisions sold in June 2002). The Publishing division reported a slight decline in revenue offsetting part of first half of the year advance, due to adverse movements in foreign exchange rates impacting North America and Latin America.

On a pro forma basis, excluding B-to-B and Health divisions sold in June 2002, Vivendi Universal Publishing (VUP) reported third quarter operating income of E239 million, down 6% prior year comparable period but still up 6% on the first nine months.

Publishing assets in the U.S., in Europe and in Latin America are in the process to be sold, with the exception of the Games Division, which reported revenues that were up 22% for the third quarter, due primarily to the Warcraft III launch on the PC platform in July 2002 and the success of The Thing and Crash Bandicoot on the console platform and 35% for the nine month period.

Operating income for the first nine months reached E37 million versus a prior-year loss of E13m, and break-even for the third quarter.

VIVENDI UNIVERSAL ENTERTAINMENT (VUE): Due to the impact of the acquisition of the entertainment assets of USA Networks on May 7, 2002, VUE achieved 7% actual (non-comparable) revenue growth in the third quarter. On a pro forma basis, VUE reported a 24% revenue decline in the quarter (14% decline on a constant currency basis) primarily due to fewer theatrical releases. Lower attendance at the theme parks, as compared to the same quarter in 2001, also contributed to the decline in revenues for the quarter.

Due to the acquisition of the entertainment assets of USA Networks on May 7, 2002, VUE achieved 98% and 186% actual (non-comparable) operating income growth in the third quarter and nine months ended, respectively.

On a pro forma basis, VUE reported third quarter operating income of E222 million, down 30% primarily due to fewer theatrical releases. The 2001 results included income from Jurassic Park III, American Pie 2, The Fast and the Furious, Traffic, Bridget Jones's Diary and The Mummy Returns, compared to a lighter release schedule in 2002, which included such theatrical releases as The Bourne Identity, Blue Crush and About a Boy. Higher amortization of program costs at the USA Cable Networks also contributed to the decline in operating income in the quarter.

On a pro forma basis, VUE reported nine month operating income of E893 million, up 10% primarily due to the current year video release of The Fast and the Furious, American Pie 2, The Mummy Returns, Jurassic Park III and Dr. Seuss' How the Grinch Stole Christmas offset by lower ad sales at the USA Cable Networks.

CANAL+ GROUP: CANAL+ Group reported a 5% revenue growth during the third quarter, reaching E1.2 billion, mainly driven by subscriber portfolio growths at Canalsatellite, Canal+ Nordic and NC Numericable, and partially offset by lower performances from StudioCanal and Canal+ Technologies. Globally, subscriptions increased by 5% to 16.6 million at the end of September. Digital subscribers grew 10% year-over-year to 6.8 million. Revenues were essentially flat for the quarter at Canal+ France. The French digital platform Canalsatellite recorded an 11% growth of its revenues in the third quarter, driven by higher subscriptions, combined with flat ARPU (average revenue per user); its subscription base grew by 13% over one year, reaching 2.159 million individual and collective subscriptions at the end of September.

Canal+ Group recorded an operating income of E40 million for the third quarter mainly driven by good commercial performances at Canalsatellite (11% revenue growth in the third quarter) and Tele+ and an operating loss of E29 million for the first nine months of 2002. Even after excluding the impact from restructuring charges at StudioCanal and Media Overseas in 2001, the Group's operating income shows a positive growth trend for the quarter and the first nine months of 2002.

INTERNET: In the third quarter, Vivendi Universal's Internet businesses reported revenues of E31 million, down 9% compared to the same period in 2001. On a pro forma basis, Internet revenues fell by 33%, largely due to business restructuring, company downsizing and declining online advertising revenues for U.S. properties.

On a pro forma basis, Internet operating losses were reduced by 17% for the third quarter 2002 compared to the same period in 2001. The improvement in operating losses reflects the effects of the ongoing restructuring process, which includes a number of closures and continuing cost controls. Steady improvement in the underlying operating income for on-going businesses is still offset in the short-term by one-time costs associated with downsizing or closures. These factors similarly affected nine month results, as cumulative operating losses improved by 11% compared to the prior-period 2001 and revenues fell 13% to E118 million.

VIVENDI TELECOM INTERNATIONAL (EXCLUDING MAROC TELECOM): Vivendi Telecom International (VTI) reported third quarter revenue of E108 million, up from E73 million in the prior year comparable period, and operating income increased 18% to E13 million. This significant improvement primarily reflects the full consolidation of Kencell (Kenya) in December 2001.

For the first nine months, operating results for VTI also improved. Revenues increased 101% to 341 million euros, and operating income increased three-fold to E38 million.

              OPERATING RESULTS FOR BUSINESSES OWNED LESS THAN 50%

CEGETEL AND SFR: In the third quarter, Cegetel's revenues increased 9% to E1.8 billion and operating income grew 64% to E460 million.

At SFR, revenues increased 8%. During the third quarter of 2002, SFR's customer base (including SRR, its subsidiary La Reunion, an overseas department of France) grew by 161,000 to approximately 13.2 million customers. SFR's market share of gross additions increased 1.1 percentage points to 36.4% from 35.3% in the third quarter of 2001. ARPU from prepaid customers increased 19% to 24 euros, and ARPU from postpaid customers increased 1% to E59.1, compared to the third quarter of last year. Additionally, SFR was successful in reducing acquisition costs per gross addition by 4% in the same period. Data and service revenue per average customer rose significantly (34%) in the 2002 third quarter compared with the prior-year period.

Operating results for Cegetel's fixed telephony services division continued to improve during the quarter, resulting in revenue growth of 11%, mainly due to local traffic opened to competition since January 1, 2002.

For the first nine months of 2002, Cegetel's revenues increased 12% to E5.2 billion and operating income grew 41% to E1.2 billion euros. The improved results reflect strong performances of both the mobile and fixed telephony services divisions.

At SFR, revenues increased 11%, and operating income increased 32%. SFR's customer base (including SRR, its subsidiary La Reunion, an overseas department of France) grew by 588,000 to approximately 13.2 million customers. SFR's market share of gross additions increased 1.4 percentage points to 35.4% from 34% in the first nine months of 2001. ARPU from prepaid customers increased 12% to E21.9, and ARPU from postpaid customers increased 1% to E58.3, compared to the first nine months of 2001. Additionally, SFR was successful in reducing acquisition costs per gross addition by 9% in the same period. Data and service revenue per average customer rose significantly (38%) in the first nine months of 2002 compared with the prior year period.

Operating results for Cegetel's fixed telephony services division continued to improve, resulting in 24% revenue growth, mainly due to local traffic opened to competition since January 1, 2002, and a 34% reduction in operating losses in the first nine months.

MAROC TELECOM: For the third quarter, Maroc Telecom's revenue increased 18% in the quarter due to strong mobile prepaid customer growth, combined with slight growth in fixed revenues. Operating income grew 18% in the quarter as a result of increased revenues and aggressive cost-cutting program.

For the first nine months pro forma, Maroc Telecom's revenue grew by 7%. In the same period, Maroc Telecom's operating income increased 1%, despite increased depreciation resulting from a reduction in the estimated useful life of certain fixed network equipment.

VIVENDI ENVIRONNEMENT: For the first nine months, Vivendi Environnement's revenues(1) increased by 4% to E22.1 billion. The operating income(2) increased very slightly to E1.4 billion. Excluding non-core businesses, which are in the process to be sold, revenues and operating income grew by respectively 7.9% and 6% on a constant currency basis.

     (1) after intercompany reconciliation at  Vivendi Universal level
     (2) including restructuring charges, which are not taken into account in Vivendi Environnement's operating income definition.

            THIRD QUARTER AND NINE MONTHS PROFIT AND LOSS HIGHLIGHTS

                  - Third quarter reported EPS of (E1.13) versus the prior year period of (E0.92);

                  - Third quarter EPS before goodwill amortization and non-recurring items of (E0.20) versus the prior year period of (E0.28);

                  - Nine month reported EPS of (E12.45) versus (E0.89) in 2001;

                  - Nine month EPS before goodwill amortization and non-recurring items of (E0.26) versus E0.00 in the first nine months of 2001.

INTEREST EXPENSE: For the third quarter, net interest expense decreased from E482 million in 2001 to E377 million in the comparative period for 2002.

For the first nine months, net interest expense decreased from E1,107 million in 2001, to E1,052 million in 2002, due to a reduction of the company's debt level by approximately E6 billion from September 2001 to September 2002.

FINANCIAL PROVISIONS: As for the first half of 2002, financial provisions of E3.4 billion were recorded for the nine-months ended September 2002, compared to E346 million for the comparable period in 2001. As for the first half of 2002, the most significant provisions related to international telecom business, VU puts, Sithe Energies, call premium, AOL Europe, Softbank capital partners and certain quoted shares.

EXCEPTIONAL ITEMS: The third quarter showed a loss of E735 million, reflecting essentially a provision of E1.2 billion on the loss of Houghton Mifflin and Telepiu asset disposals, partially offset by approximately E300 million dilution profit on Vivendi Environnement increase of capital in July 2002.

For the first nine months 2002, exceptional income totaled E1.3 billion, out of which E2.1 billion for the first half of the year, primarily due to E1.6 billion net gain on the BskyB transaction and E630 million gain on Vivendi Environnement transaction in June.

INCOME TAX EXPENSE: For the third quarter, income tax expense grew from E324 million in 2001 to E513 million.

The company's income and deferred tax expenses were stable for the first nine months at E878 million, compared to E881 million in 2001 period.

EQUITY IN LOSSES OF AFFILIATES: For the third quarter, the equity in losses from affiliates decreased from E145 million in 2001 to E41 million in 2002.

For the first nine months of 2002, the equity in losses from affiliates represented a decrease of 19% to E314 million from E389 million in 2001, primarily due to CANAL+ Group (E17 million, compared to E193 million in 2001), Internet (E151 million, compared to E224 million in 2001, partially offset buy higher losses at Elektrim (E125 million from E10 million in 2001.)

GOODWILL AMORTIZATION: For the third quarter, goodwill amortization declined from E411 million in 2001 to E310 million. It also declined 19% from E1,180 million for the nine month 2001 period to E952 million for 2002, mainly due to the effect of impairment.

GOODWILL IMPAIRMENT: The E11 billion impairment charge reflected at the end of September 2002 remains unchanged from the end of June 2002. Such charges relate to E3.8 billion for

CANAL+ Group; E3.5 billion for Music; E2.6 billion to Vivendi Universal Entertainment; and E1.1 billion for the Telecom and Internet divisions.

MINORITY INTEREST: For the third quarter, minority interest expense increased 84% from E147 million to E270 million, due to improved profitability at Cegetel and Maroc Telecom.

For the nine month period, minority interest expense declined 53% to E424 million, from E903 million in 2001, due primarily to the impact of the financial provision and goodwill impairment partially offset by improved profitability at Cegetel and the inclusion of a full nine month results of Maroc Telecom.

NET INCOME: The net loss for the third quarter 2002 amounted to E1,234 million, compared to E960 million for the comparable period last year. Excluding goodwill amortization and non recurring items, the net loss decreased 23% to E222 million from E290 million for the third quarter of 2001. Third quarter results reflected a reported EPS of (E1.13) versus the prior-year period of (E0.92). Third quarter EPS before goodwill amortization and non-recurring items was (E0.20) versus the prior year period of (E0.28).

The company incurred a net loss of E13.5 billion (or E12.45 per basic share) for the first nine months, down from a loss of E0.9 billion (or E0.89 per basic share) for same period last year. Excluding goodwill amortization and non recurring items, the net loss would have been E288 million compared to a net income of E4 million for the first nine months of last year. Nine-month EPS before goodwill amortization and non-recurring items was (E0.26) versus E0.00 in the first nine months of 2001.

                                       ###

                             ANALYST CONFERENCE CALL

Vivendi Universal will host a conference call with analysts and investors to discuss the company's Third Quarter and nine months 2002 Operating Results on Tuesday, November 26th at 3pm Paris Time (9am EST).
Dial-in numbers are:
US : 0888.496.6261 or 1.303.262.0078
UK : +44 207.365.3732
France : +33 1 55 69 80.06
or on line at: http://finance.vivendiuniversal.com.
PLEASE CALL 15 MINUTES PRIOR TO THE CALL IN ORDER TO BE CONNECTED AND INDICATE YOU WANT THE VIVENDI UNIVERSAL CONFERENCE CALL.
Slides for this conference call will be available at the internet address listed above.
The media may dial into the analyst call on a listen-in basis only.

IMPORTANT DISCLAIMER:

This press release contains 'forward-looking statements' as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risk that: the reduction of Vivendi Universal's indebtedness expected to be reached as a result of asset disposals will not materialize in the timing or manner described above; Vivendi Universal will not be able to obtain the regulatory or other approvals necessary to finalize certain proposed transactions; the credit facility in the process of finalization does not provide the company with the increased financial flexibility it expects; Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov (http://www.sec.gov) or directly from Vivendi Universal. Vivendi Universal does not undertake to provide, nor has any obligation to provide, update or revise forward-looking statements.

CONTACTS:

MEDIA                       INVESTOR RELATIONS
PARIS                        PARIS
Antoine Lefort              Laurence Daniel
+33 (1) 71.71.1180          +33 (1).71.71.1233
Alain Delrieu
+33 (1).71.71.1086
NEW YORK                    NEW YORK
Anita Larsen                Eileen McLaughlin
+(1) 212.572.1118           +(1) 212.572.8961

                                VIVENDI UNIVERSAL
                  PRELIMINARY CONSOLIDATED STATEMENT OF INCOME
                            (French GAAP, unaudited)

 Three Months Ended                                                                         Nine Months Ended
    September 30,                                                                             September 30,
   2002       2001                                                                          2002        2001
---------  ---------                                                                     ----------  ----------
                             (In millions of euros, except per share amounts)
E 14,551   E 14,568                              REVENUES                                E  44,541   E  41,011
 (10,090)   (10,420)                         Cost of revenues                              (30,888)    (28,350)
  (3,054)    (3,113)           Selling, general and administrative expenses                 (9,891)     (9,612)
    (202)       (68)                  Other operating expenses, net                           (267)       (193)
--------   --------                                                                      ---------   ---------
   1,205        967                          OPERATING INCOME                                3,495       2,856
    (377)      (482)                      Interest expense, net                             (1,052)     (1,107)
     (29)      (219)                       Financial provisions                             (3,430)       (346)
    (164)      (245)                      Other income (expense)                              (318)         41
--------   --------                                                                      ---------   ---------
                            INCOME BEFORE EXCEPTIONAL ITEMS, INCOME TAXES, GOODWILL

     635         21        AMORTIZATION, EQUITY INTEREST AND MINORITY INTEREST              (1,305)      1,444
    (735)        46                       Exceptional items, net                             1,333       1,283
    (513)      (324)                        Income tax expense                                (878)       (881)
--------   --------                                                                      ---------   ---------
                           INCOME BEFORE EQUITY INTEREST, GOODWILL AMORTIZATION

    (613)      (257)                      AND MINORITY INTEREST                               (850)      1,846
     (41)      (145)           Equity in losses of unconsolidated companies                   (314)       (389)
    (310)      (411)                      Goodwill amortization                               (952)     (1,180)
      --         --                        Goodwill impairment                             (11,000)       (312)
--------   --------                                                                      ---------   ---------
    (964)      (813)              INCOME (LOSS) BEFORE MINORITY INTEREST                   (13,116)        (35)
    (270)      (147)                        Minority interest                                 (424)       (903)
--------   --------                                                                      ---------   ---------

E (1,234)  E   (960)                        NET INCOME (LOSS)                            E (13,540)  E    (938)
========   ========                                                                      =========   =========

E (1.13)   E  (0.92)                 EARNINGS (LOSS) PER BASIC SHARE                     E  (12.45)  E   (0.89)
========   ========                                                                      =========   =========

                              NET INCOME (LOSS) BEFORE GOODWILL AMORTIZATION

E   (222)  E   (290)                     AND NON-RECURRING ITEMS                    (1)  E    (288)  E       4
========   ========                                                                      =========   =========

                             EARNINGS (LOSS) PER BASIC SHARE BEFORE GOODWILL

E  (0.20)  E  (0.28)               AMORTIZATION AND NON-RECURRING ITEMS                  E   (0.26)  E    0.00
========   ========                                                                      =========   =========

 1,088.4    1,046.6        WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (in millions)        1,087.9     1,049.1
========   ========                                                                      =========   =========

(1) Net income before goodwill amortization, goodwill impairment, financial provisions, net exceptional items, related impact of taxes (E (52) million in Q3, 2002, E 135 million in Q3, 2001, E (384) million in nine months 2002 and E 245 million in nine months 2001) and impact of minority interest (E (9) million in Q3, 2002, E (49) million in Q3, 2001, E (412) million in nine months 2002 and E 142 million in nine months 2001).

                                VIVENDI UNIVERSAL
               THIRD QUARTER PRELIMINARY BUSINESS SEGMENT RESULTS
                            (French GAAP, unaudited)

                                                                        Three Months Ended September 30,
                                                       ------------------------------------------------------------------
                                                                    Actual                          Pro Forma (2)
                                                       --------------------------------   -------------------------------
                                                         2002        2001      % Change     2002        2001     % Change
                                                       ---------   ---------   --------   ---------   ---------  --------
                                                                              (In millions of euros)
REVENUES
      Music                                            E  1,328    E  1,459        -9%    E  1,328    E  1,459        -9%
      Publishing                                          1,211       1,401       -14%       1,211       1,218        -1%
      Vivendi Universal Entertainment (VUE)               1,291       1,208         7%       1,291       1,692       -24%
      CANAL+ Group & Other                                1,167       1,116         5%       1,167       1,126         4%
      Internet                                               31          34        -9%          31          46       -33%
      Vivendi Telecom International (VTI)                   108          73        48%         108          73        48%
      Non-Core Businesses                                    28          23        22%          28          23        22%
                                                       --------    --------     -----     --------    --------     -----
      GREATER THAN 50% OWNED                              5,164       5,314        -3%       5,164       5,637        -8%
                                                       --------    --------     -----     --------    --------     -----
      Cegetel                                             1,804       1,661         9%       1,804       1,661         9%
      Maroc Telecom                                         399         339        18%         399         339        18%
                                                       --------    --------     -----     --------    --------     -----
      LESS THAN 50% OWNED                                 2,203       2,000        10%       2,203       2,000        10%
                                                       --------    --------     -----     --------    --------     -----
VIVENDI UNIVERSAL (EXCLUDING VIVENDI ENVIRONNEMENT)       7,367       7,314         1%       7,367       7,637        -4%
      Vivendi Environnement                               7,184       7,254        -1%       7,184       7,254        -1%

TOTAL VIVENDI UNIVERSAL                                E 14,551    E 14,568         0%    E 14,551    E 14,891        -2%
                                                       ========    ========     =====     ========    ========     =====

OPERATING INCOME (LOSS) (1)
      Music                                            E     16    E    140       -89%    E     16    E    140       -89%
      Publishing                                            239         257        -7%         239         255        -6%
      Vivendi Universal Entertainment (VUE)                 195          99        97%         222         317       -30%
      CANAL+ Group & Other                                   40        (166)      124%          40        (198)      120%
      Internet                                              (65)        (75)       13%         (65)        (78)       17%
      Vivendi Telecom International (VTI)                    13          11        18%          13          11        18%
      Non-Core Businesses                                   (94)          2        na          (94)          2        na
      Holding & Corporate                                   (67)        (54)      -24%         (67)        (54)      -24%
                                                       --------    --------     -----     --------    --------     -----
      GREATER THAN 50% OWNED                                277         214        29%         304         395       -23%
                                                       --------    --------     -----     --------    --------     -----
      Cegetel                                               460         280        64%         460         280        64%
      Maroc Telecom                                         111          94        18%         111          94        18%
                                                       --------    --------     -----     ---------   --------     -----
      LESS THAN 50% OWNED                                   571         374        53%         571         374        53%
                                                       --------    --------     -----     ---------   --------     -----
VIVENDI UNIVERSAL (EXCLUDING VIVENDI ENVIRONNEMENT)         848         588        44%         875         769        14%
      Vivendi Environnement                                 357         379        -6%         357         379        -6%

TOTAL VIVENDI UNIVERSAL                                E  1,205    E    967        25%    E  1,232    E  1,148         7%
                                                       ========    ========     =====     ========    ========     =====

(1) Includes depreciation, amortization, restructuring charges and other one-time items. For details of these amounts refer to attached supplemental financial information.

(2) The pro forma information illustrates the effect of the acquisitions of the entertainment assets of USA Networks, Inc., Maroc Telecom, Houghton Mifflin and MP3.com and the divestiture of VUP's (Vivendi Universal Publishing) Business-to-Business and Health divisions, as if these transactions had occurred at the beginning of 2001. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal's businesses with the actual results reported by each of the acquired or divested businesses in each period presented. Additionally, the results of Universal Studios international television networks are now reported by CANAL+ Group. This reclassification has no impact on the total results of Vivendi Universal. The pro forma results are not necessarily indicative of the combined results that would have occurred had the transactions actually occurred at the beginning of 2001.

                                VIVENDI UNIVERSAL
                NINE MONTHS PRELIMINARY BUSINESS SEGMENT RESULTS
                            (French GAAP, unaudited)

                                                                        Nine Months Ended September 30,
                                                        ------------------------------------------------------------------
                                                                      Actual                        Pro Forma (2)
                                                        --------------------------------   -------------------------------
                                                          2002         2001     % Change     2002         2001    % Change
                                                        --------     --------   --------   --------     --------  --------
                                                                             (In millions of euros)
REVENUES
      Music                                             E 4,201      E 4,445       -5%     E 4,201      E 4,445       -5%
      Publishing                                          3,352        3,012       11%       2,883        2,756        5%
      Vivendi Universal Entertainment (VUE)               4,442        3,367       32%       5,070        4,820        5%
      CANAL+ Group & Other                                3,511        3,282        7%       3,511        3,356        5%
      Internet                                              118           80       48%         118          135      -13%
      Vivendi Telecom International (VTI)                   341          170      101%         341          170      101%
      Non-Core Businesses                                    80           80        0%          80           80        0%
                                                        -------      -------      ---      -------      -------      ---
      GREATER THAN 50% OWNED                             16,045       14,436       11%      16,204       15,762        3%
                                                        -------      -------      ---      -------      -------      ---
      Cegetel                                             5,246        4,677       12%       5,246        4,677       12%
      Maroc Telecom                                       1,115          704       58%       1,115        1,042        7%
                                                        -------      -------      ---      -------      -------      ---
      LESS THAN 50% OWNED                                 6,361        5,381       18%       6,361        5,719       11%
                                                        -------      -------      ---      -------      -------      ---
VIVENDI UNIVERSAL (EXCLUDING VIVENDI ENVIRONNEMENT)      22,406       19,817       13%      22,565       21,481        5%
      Vivendi Environnement                              22,135       21,194        4%      22,135       21,194        4%

TOTAL VIVENDI UNIVERSAL                                 E44,541      E41,011        9%     E44,700      E42,675        5%
                                                        =======      =======      ===      =======      =======      ===

OPERATING INCOME (LOSS) (1)
      Music                                               E 185        E 374      -51%       E 185        E 374      -51%
      Publishing                                            334          407      -18%         282          265        6%
      Vivendi Universal Entertainment (VUE)                 725          253      187%         893          810       10%
      CANAL+ Group & Other                                  (29)        (197)      85%         (29)        (251)      88%
      Internet                                             (167)        (178)       6%        (167)        (188)      11%
      Vivendi Telecom International (VTI)                    38           12      217%          38           12      217%
      Non-Core Businesses                                  (226)         (21)      na         (226)         (21)      na
      Holding & Corporate                                  (254)        (219)     -16%        (254)        (219)     -16%
                                                        -------      -------      ---      -------      -------      ---
      GREATER THAN 50% OWNED                                606          431       41%         722          782       -8%
                                                        -------      -------      ---      -------      -------      ---
      Cegetel                                             1,206          853       41%       1,206          853       41%
      Maroc Telecom                                         315          225       40%         315          313        1%
                                                        -------      -------      ---      -------      -------      ---
      LESS THAN 50% OWNED                                 1,521        1,078       41%       1,521        1,166       30%
                                                        -------      -------      ---      -------      -------      ---
VIVENDI UNIVERSAL (EXCLUDING VIVENDI ENVIRONNEMENT)       2,127        1,509       41%       2,243        1,948       15%
      Vivendi Environnement                               1,368        1,347        2%       1,368        1,347        2%

TOTAL VIVENDI UNIVERSAL                                 E 3,495      E 2,856       22%     E 3,611      E 3,295       10%
                                                        =======      =======      ===      =======      =======      ===

(1) Includes depreciation, amortization, restructuring charges and other one-time items. For details of these amounts refer to attached supplemental financial information.

(2) The pro forma information illustrates the effect of the acquisitions of the entertainment assets of USA Networks, Inc., Maroc Telecom, Houghton Mifflin and MP3.com and the divestiture of VUP's (Vivendi Universal Publishing) Business-to-Business and Health divisions, as if these transactions had occurred at the beginning of 2001. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal's businesses with the actual results reported by each of the acquired or divested businesses in each period presented. Additionally, the results of Universal Studios international television networks are now reported by CANAL+ Group. This reclassification has no impact on the total results of Vivendi Universal. The pro forma results are not necessarily indicative of the combined results that would have occurred had the transactions actually occurred at the beginning of 2001.

                                VIVENDI UNIVERSAL
          THIRD QUARTER PRELIMINARY SUPPLEMENTAL FINANCIAL INFORMATION

   DEPRECIATION, AMORTIZATION, RESTRUCTURING CHARGES AND OTHER ONE-TIME ITEMS
                            (French GAAP, unaudited)

                                                            Three Months Ended September, 30
                                                        -------------------------------------------
                                                                Actual             Pro forma (2)
                                                        ---------------------    ------------------
                                                          2002       2001 (1)      2002      2001
                                                        --------     --------    --------  --------
                                                                    (In millions of euros)
DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT AND
     AMORTIZATION OF INTANGIBLE ASSETS

     Music                                              E   106      E   110     E   106   E   110
     Publishing                                             148          121         148       117
     Vivendi Universal Entertainment (VUE)                   56          104          54       107
     CANAL+ Group & Other                                    89           99          89       110
     Internet                                                 8           --           8         3
     Vivendi Telecom International (VTI)                     20            7          20         7
     Non-Core Businesses                                     13          (11)         13       (11)
     Holding & Corporate                                     15           (5)         15        (5)
                                                        -------      -------     -------   -------
     GREATER THAN 50% OWNED                                 455          425         453       438
                                                        -------      -------     -------   -------
     Cegetel                                                199          187         199       187
     Maroc Telecom                                           51           53          51        53
                                                        -------      -------     -------   -------
     LESS THAN 50% OWNED                                    250          240         250       240
                                                        -------      -------     -------   -------
VIVENDI UNIVERSAL (EXCLUDING VIVENDI ENVIRONNEMENT)         705          665         703       678
     Vivendi Environnement                                  437          509         437       509

TOTAL VIVENDI UNIVERSAL                                 E 1,142      E 1,174     E 1,140   E 1,187
                                                        =======      =======     =======   =======

RESTRUCTURING CHARGES

     Music                                              E    --      E    --     E     --  E    --
     Publishing                                               0           27           0        30
     Vivendi Universal Entertainment (VUE)                   (1)          --          (1)       --
     CANAL+ Group & Other                                    (3)          26          (3)       26
     Internet                                                24            4          24         4
     Vivendi Telecom International (VTI)                      1           --           1        --
     Non-Core Businesses                                     --           (1)         --        (1)
     Holding & Corporate                                     --           --          --        --
                                                        -------      -------     -------   -------
     GREATER THAN 50% OWNED                                  21           56          21        59
                                                        -------      -------     -------   -------
     Cegetel                                                 --            0          --         0
     Maroc Telecom                                           46           --          46        --
                                                        -------      -------     -------   -------
     LESS THAN 50% OWNED                                     46            0          46         0
                                                        -------      -------     -------   -------
VIVENDI UNIVERSAL (EXCLUDING VIVENDI ENVIRONNEMENT)          67           56          67        59
     Vivendi Environnement                                    3           (6)          3        (6)

TOTAL VIVENDI UNIVERSAL                                 E    70      E    50     E    70   E    53
                                                        =======      =======     =======   =======

OTHER NON RECURRING EXPENSE (INCOME)

     Music                                              E    (5)     E    --     E    (5)  E    --
     Publishing                                              (3)          (3)         (3)       (7)
     Vivendi Universal Entertainment (VUE)                   --           --           2        --
     CANAL+ Group & Other                                     1           78           1        78
     Internet                                                 0            4           0         4
     Vivendi Telecom International (VTI)                     (1)           1          (1)        1
     Non-Core Businesses                                     84          (75)         84       (75)
     Holding & Corporate                                      5           (8)          5        (8)
                                                        -------      -------     -------   -------
     GREATER THAN 50% OWNED                                  81           (3)         83        (7)
                                                        -------      -------     -------   -------
     Cegetel                                                 10            7          10         7
     Maroc Telecom                                            1           --           1        --
                                                        -------      -------     -------   -------
     LESS THAN 50% OWNED                                     11            7          11         7
                                                        -------      -------     -------   -------
VIVENDI UNIVERSAL (EXCLUDING VIVENDI ENVIRONNEMENT)          92            4          94        --
     Vivendi Environnement                                  (20)         (47)        (20)      (47)

TOTAL VIVENDI UNIVERSAL                                 E    72      E   (43)    E    74   E   (47)
                                                        =======      =======     =======   =======

(1) In the 2001 financial communication, data related to EBITDA concerning Canal + corresponded to French GAAP EBE. As a consequence, amortization of film costs and write-off of trade account receivables and inventories were not included. From January 1, 2002, unlike the other operating depreciation, amortization and allowance, these items are included in operating expenses. However, this has no impact on operating income.

(2) The pro forma information illustrates the effect of the acquisitions of the entertainment assets of USA Networks, Inc., Maroc Telecom, Houghton Mifflin and MP3.com and the divestiture of VUP's (Vivendi Universal Publishing) Business-to-Business and Health divisions, as if these transactions had occurred at the beginning of 2001. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal's businesses with the actual results reported by each of the acquired or divested businesses in each period presented. Additionally, the results of Universal Studios international television networks are now reported by CANAL+ Group. This reclassification has no impact on the total results of Vivendi Universal. The pro forma results are not necessarily indicative of the combined results that would have occurred had the transactions actually occurred at the beginning of 2001.

                                VIVENDI UNIVERSAL
         NINE MONTHS HALF PRELIMINARY SUPPLEMENTAL FINANCIAL INFORMATION

   DEPRECIATION, AMORTIZATION, RESTRUCTURING CHARGES AND OTHER ONE-TIME ITEMS
                            (French GAAP, unaudited)

                                                                 Nine Months Ended September, 30
                                                        --------------------------------------------------
                                                                 Actual                 Pro forma (2)
                                                        ------------------------    ----------------------
                                                          2002          2001 (1)      2002         2001
                                                        --------       ---------    ---------    ---------
                                                                       (In millions of euros)
DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT AND
     AMORTIZATION OF INTANGIBLE ASSETS
     Music                                              E   334         E   328     E    334      E   328
     Publishing                                             315             188          304          223
     Vivendi Universal Entertainment (VUE)                  181             252          186          262
     CANAL+ Group & Other                                   303             258          303          270
     Internet                                                29               5           29           15
     Vivendi Telecom International (VTI)                     60              26           60           26
     Non-Core Businesses                                     19              16           19           16
     Holding & Corporate                                     49              29           49           29
                                                        -------        --------     --------     --------
     GREATER THAN 50% OWNED                               1,290           1,102        1,284        1,169
                                                        -------        --------     --------     --------
     Cegetel                                                600             544          600          544
     Maroc Telecom                                          206             110          206          165
                                                        -------        --------     --------     --------
     LESS THAN 50% OWNED                                    806             654          806          709
                                                        -------        --------     --------     --------
VIVENDI UNIVERSAL (EXCLUDING VIVENDI ENVIRONNEMENT)       2,096           1,756        2,090        1,878
     Vivendi Environnement                                1,361           1,295        1,361        1,295

TOTAL VIVENDI UNIVERSAL                                 E 3,457        E  3,051     E  3,451     E  3,173
                                                        =======        ========     ========     ========

RESTRUCTURING CHARGES

     Music                                              E    --        E     --      E    --      E    --
     Publishing                                               1              29           (2)          32
     Vivendi Universal Entertainment (VUE)                   44              --           44           --
     CANAL+ Group & Other                                    --              20           --           20
     Internet                                                22              14           22           14
     Vivendi Telecom International (VTI)                      1              --            1           --
     Non-Core Businesses                                      0              (1)           0           (1)
     Holding & Corporate                                     --              --           --           --
                                                        -------         -------      -------      -------
     GREATER THAN 50% OWNED                                  68              62           65           65
                                                        -------         -------      -------      -------
     Cegetel                                                 (1)             (2)          (1)          (2)
     Maroc Telecom                                           47              --           47           --
                                                        -------         -------      -------      -------
     LESS THAN 50% OWNED                                     46              (2)          46           (2)
                                                        -------         -------      -------      -------
VIVENDI UNIVERSAL (EXCLUDING VIVENDI ENVIRONNEMENT)         114              60          111           63
     Vivendi Environnement                                    8               5            8            5

TOTAL VIVENDI UNIVERSAL                                 E   122         E    65      E   119      E    68
                                                        =======         =======      =======      =======

OTHER NON RECURRING EXPENSE (INCOME)

     Music                                              E   (45)        E    --      E   (45)     E    --
     Publishing                                              (6)              0           (6)           0
     Vivendi Universal Entertainment (VUE)                   --              --           --           --
     CANAL+ Group & Other                                   (14)            110          (14)         110
     Internet                                                 0               3            0            3
     Vivendi Telecom International (VTI)                     --              --           --           --
     Non-Core Businesses                                    193             (74)         193          (74)
     Holding & Corporate                                     (3)              9           (3)           9
                                                        -------        --------     --------     --------
     GREATER THAN 50% OWNED                                 125              48          125           48
                                                        -------        --------     --------     --------
     Cegetel                                                 13               7           13            7
     Maroc Telecom                                           --              --           --           --
                                                        -------         -------      -------      -------
     LESS THAN 50% OWNED                                     13               7           13            7
                                                        -------         -------      -------      -------
VIVENDI UNIVERSAL (EXCLUDING VIVENDI ENVIRONNEMENT)         138              55          138           55
     Vivendi Environnement                                  (45)            (47)         (45)         (47)

TOTAL VIVENDI UNIVERSAL                                 E    93         E     8      E    93      E     8
                                                        =======         =======      =======      =======

(1) In the 2001 financial communication, data related to EBITDA concerning Canal + corresponded to French GAAP EBE. As a consequence, amortization of film costs and write-off of trade account receivables and inventories were not included. From January 1, 2002, unlike the other operating depreciation, amortization and allowance, these items are included in operating expenses. However, this has no impact on operating income.

(2) The pro forma information illustrates the effect of the acquisitions of the entertainment assets of USA Networks, Inc., Maroc Telecom, Houghton Mifflin and MP3.com and the divestiture of VUP's (Vivendi Universal Publishing) Business-to-Business and Health divisions, as if these transactions had occurred at the beginning of 2001. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal's businesses with the actual results reported by each of the acquired or divested businesses in each period presented. Additionally, the results of Universal Studios international television networks are now reported by CANAL+ Group. This reclassification has no impact on the total results of Vivendi Universal. The pro forma results are not necessarily indicative of the combined results that would have occurred had the transactions actually occurred at the beginning of 2001.